

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Adam Shane
Senior Corporate Counsel
Hamilton Lane Alliance Holdings I, Inc.
1 Presidential Blvd., Floor 4
Bala Cynwyd, PA 19004

> **Re: Hamilton Lane Alliance Holdings I, Inc.**
> **Registration Statement on S-1**
> **Filed December 17, 2020**
> **File No. 333-251419**

Dear Mr. Shane:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed December 17, 2020

Our amended and restated certificate of incorporation will require..., page 72

1. We note the disclosure indicates the federal district courts will be the exclusive forum for Securities Act claims while Section 12.1 of Exhibit 3.2 (Amended and Restated Certificate of Incorporation) specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile and if the federal courts are the exclusive forum for Securities Act claims, please revise disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction